FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of January 2003

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                         (1038) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    FORM 6-K

                           Commission File No. 0-30852

Month Disseminated                               Event and Summary                            Exhibit No.

   January 2003             Financial  statements  of the  Registrant  for  its  second          99.1
                            fiscal quarter ended June 30, 2002.
   January 2003             Financial  statements  of  the  Registrant  for  its  third          99.2
                            fiscal quarter ended September 30, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO FINANCIERO GALICIA S.A.
                                             (Registrant)

Date:  January 30, 2003                       By: /s/ Abel Ayerza
                                                 -------------------------------
                                                 Name:   Abel Ayerza
                                                 Title:  Chief Executive Officer